

OFFERING MEMORANDUM

facilitated by



Cold Beer

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Cold Beer
State of Organization	KS
Date of Formation	09/12/2023
Entity Type	Limited Liability Company
Street Address	16043 W 90th Ter, Lenexa KS, 66219
Website Address	https://www.instagram.com/hanksshawnee/

(B) Directors and Officers of the Company

Key Person	Eric Flanagan
Position with the Company Title First Year	owner 2023
Other business experience (last three years)	*Owner - Good Beer LLC. - inception 4/9/2018 - owner-operator of Good Beer LLC. dba King G Bar and Deli and Jim's Alley Bar. Bar/Deli/Grill. Retail.*

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Eric Flanagan	100%

(D) The Company's Business and Business Plan

Hank's Garage

From the owner of King G Bar and Deli and Jim's Alley Bar, located in downtown Kansas City, MO, (and both partially funded by successful Mainvest Campaigns) comes 'Hank's Garage' located in downtown Old Shawnee.

- 3rd Campaign from proven owner/operator
- Both previous campaigns on pace to be paid earlier than term*
- Both previous campaigns led to two businesses on pace for 3.3m in Net Sales in 2023 with 20%+ profit margins*
- *Previous campaigns on Mainvest tied to a different entity than this offering. Please review unique terms, risk disclosures, and details.

Building and Design

Hank's will be designed by Eric Flanagan (King G and Jim's Alley Bar) and Richard Hu (HJM Architects).

- The design will have emphasis on a 'bar-forward' concept with a high-quality food program.
- Hank's will have ample sunlight and fresh air.
- Hank's Building is a free standing old 6 bay auto repair shop that was repurposed for restaurant/retail by landlord Kevin Tubbesing of Stag Realty.
- The tentative design will frame the patio or beer garden with two bars, the main bar located within the 'garage', and an additional repurposed storage container.
- High-top tables inside with multiple TVs and nods to old auto garages. Picnic tables and drink rails outside.
- 'All Season's' covered patio just outside the bay doors and a beer garden constructed in the parking lot.
- Drawings and Plans coming soon.....

Food and Beverage Scene

Downtown Shawnee is home to 3 breweries, multiple food destinations, 2 acclaimed cocktail bars, and 2 long-standing dive bars, all within a 2 block radius. Multiple investments in the food and beverage scene in 2023 (see below). The time is right for our operational team to invest in Shawnee and the entertainment walkability that it hosts.

- Food: McLain's Market and Bakery (2020), Pegah's Family Dining (1987), Al Chile Taco Shop (2021), and District Pour House (2023)
- Cocktail Bars: Drastic Measures (2020), Wild Child (2023)
- Dive Bars: Ribbon Room (2013), Betty C's (2016)
- Breweries: Servaes Brewing (2019), Transport Brewing (2019), Friction Brewing (2023)
- Hank's would fit two major food and beverage needs: 1. Neighborhood Bar and 2. a quality food program focusing on burgers (there isn't one).

The Team

Eric Flanagan, Owner

Owner of Flanagan Consulting and Good Beer LLC. dba 'King G Bar and Deli' and 'Jim's Alley Bar'. Eric created, built, and operates two concepts located in the East Crossroads of Kansas City

Missouri. 'King G Bar and Deli' opened in September of 2021 and 'Jim's Alley Bar' opened in November of 2022. Both concepts have been well received, and have Google reviews rating of 4.7/5 or higher. The bars combined are trending towards 3.2m Net Sales, in 2023, and closing in on +20% profit margins for the year. Eric has been an owner or GM for multiple locations for over 20 years. In addition to general management, Eric is a brewer, BJCP Certified Judge, and Certified Cicerone®.

Gus Cobb, Managing Partner

Partner of Flanagan Consulting and General Manager of 'King G Bar and Deli' and 'Jim's Alley Bar'. Gus was hired as the bar manager of King G and was tasked with building a high-quality craft cocktail program meant for a high-volume environment. His King G liquor program is the backbone of the bar and has driven sales and profit margins. In the last 3 months, King G alone has exceeded 120k per month, in liquor sales (no beer or wine), which is a testament to his program. Gus's liquor programs for both bars have exceeded 1 million dollars as of 8/1/23. He excels at menu creation, bar design, and management.

Chef (TBD), Chef

TBD

Danielle Lehman, Marketing and Public Relations

With 17 years of experience in marketing, Danielle spent the first decade of her career working on both the agency and client side in industries including hospitality, eCommerce, software, and consumer packaged goods before launching her own consulting firm. Having worked for clients including Aramark Sports + Entertainment, Johnny Rockets, zpizza, and Yogurtland, she has built upon her experience to build a team of interdisciplinary digital experts, including brand strategists, marketers, designers, developers, and other specialists in the marketing and tech space.

Nia Richardson, Social Media
Hank's Bar Manager, Bar Manager

tbd

Hank's Food Program

Hank's will feature a simple bar menu focusing on chef driven cheeseburgers with only the best quality ingredients.

- Utilizing a new flat-top and fryers and focusing on burgers, Hank's will have a simple menu items consistent with the look of the bar and brand.
- Concise, high quality menu, mirroring the success of 'Jim's Alley Bar', but with different products.
- Chef of Hank's TBD.

Beer and Liquor Program.

Hank's 'Beer and Liquor Program' will be curated by Gus Cobb (King G GM, Jim's Alley Bar GM) and Eric Flanagan (BJCP Certified, Certified Cicerone)

- Hank's will emphasize high-quality draft beer selected by experienced beer buyer, BJCP Certified Judge, and Certified Cicerone®, Eric Flanagan (Flanagan Consulting).
- In addition, Hank's will feature budget-friendly yard beers on ice. Our beer selection will put additional emphasis on our 'ice cold can' selection.
- Hank's will also feature a 'bit' can for quicker can consumption and large troughs to keep our cans on ice.
- Hank's liquor program will be created and managed by Gus Cobb.
- We will approach our neighboring distilleries about featuring and advertising their spirits at a low cost. Streamlined liquor offerings with 5-7 house drinks. 'Hank's' plans on using quick-pour classic cocktails.
- Consistency and simplicity will be the focus. Diverse whiskey list, but limited offerings to only 'high mover' brands for all other spirits and wine.

Location

Downtown Shawnee is approximately a two-block radius of charming buildings and businesses, with an epicenter at the cross streets of Nieman and Johnson Drive.

- In the last few years, there has been significant investment in breweries, restaurants, and cocktail bars.
- Shawnee is one of five federal 'opportunity zones'. Multiple 8-figure real estate investments, both mixed-use and apartment projects, have recently opened, or are in construction within a half-mile radius of Nieman and Johnson Drive.
- Downtown Shawnee is easily accessible to neighboring towns in Johnson County and Missouri. With Shawnee Mission Pkwy a mile to the south, I 435 to the West and I 35 to the East within 5 minutes, Shawnee is in close proximity to all of South KC's major thoroughfares.
- The best part of Downtown Shawnee is the authenticity. Historical buildings, eclectic businesses, and walkability. The core of downtown is not manufactured like elsewhere in Johnson County. It has the charm and history of a small town or village, with new and exciting operators building great concepts.

Concept/Brand

Hank's is a neighborhood bar and patio, serving affordable food and drinks in an approachable, communal, environment.

- The 'Hank's - Garage and Grill' brand equates to a vintage pair of Levi's 501's. Comforting, authentic, and without pretense.
- 'Hank's' will lean into the old auto garage location coupled with a high-finish, clean, bar and restaurant environment.
- Classic logo, fonts, graphics, created by Alex Anderson studios, has hints of vintage auto and gas brands of yesteryear.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$120,000
Offering Deadline	January 12, 2024

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$124,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
General Construction	$101,900	$101,900
Inventory	$10,900	$14,660
Mainvest Compensation	$7,200	$7,440
TOTAL	$120,000	$124,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS

OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	1.6 - 1.7%[2]
Payment Deadline	2029-12-31
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.7 x 1.4 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	4.61%

---

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 1.6% and a maximum rate of 1.7% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$120,000	1.6%
$121,000	1.6%
$122,000	1.6%
$123,000	1.7%
$124,000	1.7%

[3] To reward early participation, the investors who contribute the first $25,000.0 raised in the offering will receive a 1.7x cap. Investors who contribute after $25,000.0 has been raised in the offering will receive a 1.4x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	100
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Eric Flanagan	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 3.0% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Other outstanding debt or equity

As of [11/3/23], Hank's Garage has debt of [$0] outstanding and a cash balance of [$0]. This debt is sourced primarily from [n/a] and will be senior to any investment raised on Mainvest. In addition to the Hank's Garage's outstanding debt and the debt raised on Mainvest, Hank's Garage may require additional funds from alternate sources at a later date.

Forecasted milestones

Hank's Bar and Grill forecasts the following milestones:

- Secure lease in [Shawnee, KS] by [11/30/23].

- Hire for the following positions by [4/1/23]: [All]

- Achieve [$1.8m] revenue per year by [2025].

- Achieve [$300k] profit per year by [2025].

No operating history

Hank's Bar and Grill was established in [2024]. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,435,200	$1,506,960	$1,572,308	$1,641,490	$1,690,735
Cost of Goods Sold	$917,662	$916,924	$962,770	$1,005,131	$1,035,285
Gross Profit	$517,538	$590,036	$609,538	$636,359	$655,450
EXPENSES					
Rent	$82,800	$86,940	$91,287	$95,851	$99,685
Notes	$99,720	$99,720	$99,720	$99,720	$99,720
Utilities	$25,980	$33,180	$33,180	$34,839	$36,232
Supplies	$31,500	$36,300	$36,300	$38,115	$39,639
Legal & Professional Fees	$8,346	$11,946	$11,946	$12,543	$13,045
Repairs & Maintenance	$10,440	$10,440	$10,440	$10,440	$10,440
Entertainment & Live Music	$3,600	$3,600	$3,600	$3,600	$3,600
Equipment	$7,200	$7,200	$7,200	$7,200	$7,200
Bookkeeping	$12,000	$12,000	$12,000	$12,000	$12,000
Insurance	$36,000	$36,000	$36,000	$36,000	$36,000
Advertising & Marketing	$10,800	$10,800	$10,800	$10,800	$10,800
Operating Profit	$189,152	$241,910	$257,065	$275,251	$287,089

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the [Progress Bar](#).

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V